UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commissions file number 1-14106

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DaVita Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DaVita HealthCare Partners Inc.

2000 16th Street

Denver, Colorado 80202

DAVITA INC. RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

DAVITA INC. RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee

DaVita Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of DaVita Inc. Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seattle, Washington

June 13, 2013

DAVITA INC. RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

(dollars in thousands)

	2012	2011
Assets:
Cash and cash equivalents	$57	$1
Participant directed investments at fair value	769,016	589,312
Receivables:
Notes receivable from participants	37,258	31,736
Participant contributions	12	4

Total assets	806,343	621,053

Liabilities:
Excess contributions payable to participants	461	448

Net assets available for benefits, prior to contract value adjustment	805,882	620,605

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(3,886)	(3,159)

Net assets available for benefits	$801,996	$617,446

See accompanying notes to financial statements.

DAVITA INC. RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

(dollars in thousands)

	2012	2011
Investment (loss) income:
Interest on investments	$2,136	$2,231
Dividends	15,093	9,180
Net appreciation (depreciation) in fair value of investments	77,717	(14,133)

Total investment income (loss)	94,946	(2,722)
Participant note receivable interest	1,524	1,444
Contributions:
Participant	100,685	63,464
Rollovers	10,485	7,160

Total additions	207,640	69,346
Benefit payments	(46,780)	(41,045)
Administration expenses	(395)	(213)

Net increase before transfer of assets	160,465	28,088
Transfer of assets from Alcott Group 401(k) Plan	—	3,274
Transfer of assets from DSI 401(k) Plan	24,085	—

Net assets available for benefits at beginning of year	617,446	586,084

Net assets available for benefits at end of year	$801,996	$617,446

See accompanying notes to financial statements

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of Plan

The following description of the DaVita Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established as a defined contribution plan for the benefit of employees of DaVita HealthCare Partners Inc. (the Company). Employees become eligible to participate immediately following the date of hire and attaining the age of 18. The Plan does not cover certain classes of individuals such as leased employees, independent contractors, nonresident aliens, employees covered under a collective bargaining agreement and employees of HealthCare Partners Holdings, LLC, a wholly-owned subsidiary of the Company. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Conversion Transactions

Effective January 1, 2012, the participants of the DSI Holding Company, Inc. 401(k) Savings Plan became eligible to participate into the DaVita Inc. Retirement Savings Plan as a result of the Company acquiring all of the outstanding stock of DSI Renal, Inc. (DSI) on September 2, 2011. In the second quarter of 2012, DSI Holding Company, Inc. 401(k) Savings Plan total net assets of approximately $24.1 million were transferred into the Plan.

In March 2010, the Company effectively became the legal owners of certain dialysis operations in New York. As a result, the Company terminated its participation in the Alcott Plan which is a multi-employer plan and therefore these employees became eligible to participate in the Company’s Plan effective March 1, 2010. On September 1, 2010, the Alcott Plan transferred total net assets of approximately $4.4 million into the Plan. The remaining $3.6 million of assets as of December 31, 2010, were invested in a Great West Guaranteed Portfolio fund that held a group fixed deferred annuity contract. In August 2011, the total net assets that transferred into the Plan was approximately $3.3 million.

Auto Enrollment

Effective November 1, 2011, the Plan adopted a policy whereby all new employees of the Company hired on or after December 2, 2011 will be automatically enrolled in the Plan upon meeting the eligibility requirements as described above. In addition, effective December 2, 2011 all employees of the Company that were not already participating in the Plan were automatically enrolled at a pre-tax deferral rate of 3.0%. These employees had an option to either opt-out by January 16, 2012 before deferred deductions became effective or opt out and stop their deferral deductions before April 26, 2012. In addition, these employees could still opt out after April 26, 2012, however any previous contributions made to the Plan will remain in the participants’ account.

(b)	Contributions

Participants may elect to contribute either a fixed dollar amount or a maximum percentage of 50% of their eligible compensation (20% for highly compensated participants) into any one of the investment options offered by the Plan, subject to the legal limit allowed by the Internal Revenue Service (IRS) regulations.

Participants may direct their investments into the Company Common Stock Fund, certain registered investment company funds and common commingled trust funds as allowed under the Plan. The contributions of participants who do not make elected investment options are automatically invested into various T. Rowe Price Retirement Funds, depending upon the age of the participants. Participants cannot direct more than 25% of their contributions into the Company Common Stock Fund.

Participants may elect to change their contribution percentage at any time and may change their investment elections or transfer amounts between funds daily. Participants who have attained the age of fifty before the close of the plan year are also eligible to make catch-up contributions in accordance with, and subject to, the legal limitations of the Code.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011- (continued)

The Company may elect to make discretionary contributions to the Plan as long as the total contributions (including participants’ 401(k) contributions) do not exceed the maximum allowable deduction to the Company under the Code. There were no Company discretionary contributions made to the Plan in 2012 and 2011.

Participants may transfer rollover contributions from other qualified plans into their Plan account subject to provision under the Plan. Rollovers must be made in cash within the time limit specified by the IRS.

(c)	Participant Accounts

The Plan recordkeeper maintains an account for each participant’s contributions, allocations of Company contributions if any, rollover contributions, investment earnings and losses and Plan expenses. Company discretionary contributions, if any, are allocated to each participant’s account in the proportion that the participant’s compensation bears to the total compensation for all eligible participants. Investment earnings and losses and Plan expenses are allocated to each account in the proportion that the account bears to the total of all participants’ accounts. Participants’ accounts are valued on a daily basis based on the quoted market prices as reported by the investment funds, or the quoted market prices of the underlying securities.

(d)	Vesting

Participants in the Plan will always be 100% vested in their section 401(k) contributions, and their rollover contributions and earnings thereon. Certain employer contributions from merged plans and Company discretionary contributions, if any, vest over a five year period. Employees become fully vested upon death or disability.

(e)	Benefit Payments

Distributions from the Plan will be paid in the form of cash or if a participant’s vested balance includes the Company Common Stock Fund, they may elect to receive a distribution of those shares. Participants may receive distributions either upon termination of service, by obtaining age 59 1/2, incurring a financial hardship, or withdrawing their rollover and after-tax contributions. Rollover and after-tax contributions may be withdrawn at any time. Employee deferral contributions may not be distributed unless the participant has attained age 59 1/2, terminates service or upon termination of the Plan. However, distributions in cash will begin no later than sixty days after the close of the Plan year end in which the latest following event occurs: a participant reaches normal retirement age and obtains ten years of participation in the Plan or terminates employment. Distributions are also required to begin by April of the calendar year following the calendar year in which the participant attains age 70 1/2. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Terminated participants with vested balances greater than $1,000 and less than $5,000 will have their account transferred to another qualified account. For termination of service with vested benefits of $1,000 or less, a participant may automatically receive the vested interest in his or her account in a lump sum distribution.

Distributions for financial hardship can only be made both on account of an immediate and heavy financial need, and be necessary to satisfy that need. Participants are required to obtain Plan loans described below, before requesting a hardship distribution except if the funds are to be used as a down payment on a principal residence. Only the participant’s tax deferred contributions, matching contributions and rollover contributions may be distributed. Earnings and Company discretionary contributions are not eligible for distribution. Participant’s contributions will be suspended for at least six months after the receipt of hardship distribution.

In the event of death of a participant, the participant’s vested account balance will be distributed to the participant’s beneficiary as soon as reasonably practicable.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011- (continued)

(f)	Excess Contributions

Excess contributions payable to participants represent amounts due to participants for excess contributions as a result of Code limitations that will be refunded to participants subsequent to year end. These excess contributions become taxable to the participant in the year in which the participant receives the refund of these contributions.

(g)	Notes Receivable From Participants

The Plan permits participants to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRS regulations and Plan limits, such notes receivable cannot exceed the lesser of 50% of the value of the participant’s vested account, or $50,000 reduced for any prior note receivable outstanding.

The note receivable must be repaid generally within 5 years or within a reasonable period of time depending upon its purpose and bears interest at prime as stated in the Wall Street Journal on the date the note receivable is made plus 1%. The interest rates on outstanding notes receivable ranged from 3.25% to 10.50% at December 31, 2012, with maturities through December 2038, which includes loans transferred in from the DSI Plan primarily related to mortgage loans. Notes receivable are secured by the vested portion of a participant’s account balance.

(h)	Plan Termination

Although it has not expressed the intent to do so, DaVita HealthCare Partners Inc. has the right to terminate the Plan at any time subject to the provisions under ERISA. If the Plan is terminated, each participant’s account balance will be fully vested and distributed in a timely manner.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

(b)	Income Recognition and Net Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments.

(c)	Investments

The Plan’s investments at December 31, 2012 and December 31, 2011 at fair value include the value of assets including any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices (the net asset values) as reported by each investment fund. The fair values of the common and commingled trust funds are calculated as discussed below. The Company Common Stock Fund is valued at fair value based on its year-end unit closing price from the New York Stock Exchange (comprised of year-end market price plus uninvested cash position).

The T. Rowe Price Stable Value Fund (Stable Value Fund) and Fidelity Managed Income Portfolio II Fund (MIP Fund) are common commingled trust funds investing primarily in guaranteed investment contracts (GICs), synthetic GICs and US government securities. The Stable Value Fund and MIP Fund investments are attributable to fully benefit-responsive contracts. As such, contract value is the relevant accounting measurement for these investments because contract value is the amount participants would actually receive if they were to initiate permitted transactions under the terms of the Plan. During 2011, the Plan sold and reinvested approximately $80,579,000 total gross proceeds of its MIP Fund into its T. Rowe Price Stable Value Fund. As of December 31, 2012 and 2011 there were no investments in the MIP Fund.

The statements of net assets available for benefits present the fair value of the investments in the common commingled trust funds relating to fully benefit-responsive investment contracts, as well as the adjustment of the investments in the common commingled trust funds (CCT’s) relating to fully benefit-responsive investment contracts from fair value to contract value. As of December 31, 2012 and 2011, the adjustment from fair value to contract value was a decrease totaling approximately $3,886,000 and $3,159,000, respectively.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011- (continued)

The statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Stable Value Fund and MIP Fund were calculated by discounting the related cash flows and the fair values of the underlying investments and the wrapper contracts using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. The CCT’s are priced daily and are calculated based on the contract value and provisions of the contract. The overall average effective yield and average crediting rate for the Stable Value Fund was 2.36% and 2.45%, respectively, for the year ended December 31, 2012 and 2.69% and 2.97%, respectively, for the year ended December 31, 2011.

The existence of certain conditions can limit the T. Rowe Price Stable Value Common Trust Fund’s (the trust) ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the trust or a unit holder, tax disqualification of the trust or a unit holder, and certain trust amendments if the issuers’ consent is not obtained. The T. Rowe Price Trust Company (plan administrator) does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. There are no reserves against contract value for credit risk of the issuer or otherwise.

The Plan provides for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the high level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(d)	Receivables – Participant Contributions

Receivables from participant contributions are stated at net realizable value, and represent deferrals of employees’ compensation that have not yet been contributed to the Plan.

(e)	Receivables – Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

(f)	Benefits

Benefits are recorded when paid.

(g)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(h)	Administrative Expenses and Investment Management Fees

All operational administrative costs of the Plan are deducted from participants’ account balances except certain transaction costs associated with the recordkeeping of the Company Common Stock Fund which are borne by the Company. Administrative costs include trustee fees, recordkeeping, participant reporting costs, brokerage fees, participant note receivable costs, accounting and legal fees, commissions and transactions charges. Investment management fees are paid by each respective investment fund and are deducted in arriving at each fund’s overall net asset value. For the years ended December 31, 2012 and 2011, administration fees paid by the Plan were approximately $395,000 and $213,000, respectively.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011- (continued)

(3)	Investments

The following summarizes the investments in the Plan at fair value as of December 31, 2012 and 2011, and the related net (depreciation) appreciation in the investments for the year ended December 31, 2012 and 2011 (dollars in thousands):

	2012
	Investments at Fair Value	Net Appreciation
Investments in Registered Investment Company Funds	623,319	61,343
Investments in Common Commingled Trust Funds	94,276	—
DaVita HealthCare Partners Inc. Common Stock Fund	51,421	16,374

Total	$769,016	$77,717

	2011
	Investments at Fair Value	Net (Depreciation) Appreciation
Investments in Registered Investment Company Funds	$463,019	$(17,342)
Investments in Common Commingled Trust Funds	90,580	—
DaVita HealthCare Partners Inc. Common Stock Fund	35,713	3,209

Total	$589,312	$(14,133)

Investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011, respectively, are as follows (dollars in thousands):

2012
T. Rowe Price Retirement 2020 Fund	$115,397
T. Rowe Price Stable Value Fund Sch N (at contract value)	90,390
T. Rowe Price Retirement 2025 Fund	90,176
T. Rowe Price Retirement 2030 Fund	83,673
T. Rowe Price Retirement 2015 Fund	68,636
T. Rowe Price Retirement 2035 Fund	72,835
DaVita HealthCare Partners Inc. Common Stock Fund	51,421
T. Rowe Price Retirement 2040 Fund	49,340

2011
T. Rowe Price Retirement 2020 Fund	$90,874
T. Rowe Price Stable Value Fund Sch B (at contract value)	87,421
T. Rowe Price Retirement 2025 Fund	69,842
T. Rowe Price Retirement 2030 Fund	61,084
T. Rowe Price Retirement 2015 Fund	57,919
T. Rowe Price Retirement 2035 Fund	52,910
DaVita HealthCare Partners Inc. Common Stock Fund	35,713
T. Rowe Price Retirement 2040 Fund	31,829

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011- (continued)

(4)	Related Party and Party-in-Interest Transactions

T. Rowe Price is the Trustee, Investment Manager and Recordkeeper for the Plan. The transfer of assets, as well as the recordkeeping functions of the Plan qualifies as party-in-interest transactions. The Company also provided personnel and administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of the Company’s Common Stock, which also qualifies as a party-in-interest transaction.

(5)	Tax Status

The Company has identified certain errors involving participant loans under the Plan and filed an application under the Employee Plans Compliance Resolution System Voluntary Correction with Service Approval Program (VCP) with the IRS on December 21, 2012. The Internal Revenue Service (IRS) issued a compliance statement to the Company on May 16, 2013, that the errors were corrected so that the DaVita Inc. Retirement Savings Plan remains qualified, and no further action is required.

The third party administrator of the DaVita Inc. Retirement Savings Plan has identified certain loan failures and filed an application under the VCP with the IRS. The Company consented to be included in this VCP application on August 20, 2012. The Company expects that the IRS will issue a compliance statement regarding this VCP application to maintain the Plan’s qualified status, and that no additional action will be required after the issuance of the compliance statement.

The IRS has determined and informed the Company through a letter dated July 1, 2011 that the Plan and related trust as amended through December 23, 2009, are designed in accordance with applicable sections of the Code. Subsequently, the Plan was amended for recent tax law changes and other statutory changes. The Plan will apply for a new determination letter from the IRS during Cycle D of the determination letter process regarding these changes, and management believes that the Plan as amended is designed in accordance with the applicable sections of the Code.

The Company had previously identified certain errors and operational issues with respect to the Plan and filed an application under the VCP with the IRS. On March 25, 2011, the Plan received a compliance statement accepting the correction methods described in the application. The Plan has completed all corrections and completed its final forfeiture allocation in April 2012. The final outcome of the VCP process did not have any material effect on the Plan’s financial statements or any impact to the Plan’s qualified tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(6)	Forfeitures

At December 31, 2012 and 2011, forfeited non-vested accounts totaled approximately $19,000 and $981,000, respectively. These accounts may be used to reduce future employer contributions or pay Plan expenses. Previously forfeited non-vested accounts of approximately $975,000 were reallocated to the remaining participants in the Plan and forfeitures of approximately $15,000 were used to pay administrative expenses in 2012. No forfeitures were reallocated or used to pay administrative expenses 2011.

(7)	Fair Value Measurements

On January 1, 2012 the Plan adopted FASB’s ASU No. 2011-04, Fair Value Measurement. This standard amends the current fair value measurement and disclosure requirements to improve comparability between U.S. GAAP and IFRS. The intent of this standard is to update the disclosures that describe several of the requirements in U.S. GAAP for measuring fair value and to enhance disclosures about fair value measurements in a manner that will improve consistency between U.S. GAAP and IFRS. This standard does not change the application of the requirements on fair value measurements and disclosures. This standard was applied prospectively and did not have a material impact on the Plan’s financial statements.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011- (continued)

The Plan measures the fair value of its assets based upon certain valuation techniques that include observable or unobservable inputs and assumptions that market participants would use in pricing these assets under a fair value hierarchy. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2012 (dollars in thousands):

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in Registered Investment Company Funds:
Balanced Funds	$544,500	$544,500	$—	$—
Equity Funds	53,204	53,204	—	—
Fixed Income Funds	23,477	23,477	—	—
International Funds	2,028	2,028	—	—
Money Market Funds	110	110	—	—

Total Investments in Registered Investment Company Funds	623,319	623,319	—	—
Investments in Common Commingled Trust Funds	94,276	—	94,276	—
DaVita HealthCare Partners Inc. Common Stock Fund	51,421	51,421	—	—

Total investments	$769,016	$674,740	$94,276	$—

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2011 (dollars in thousands):

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in Registered Investment Company Funds:
Balanced Funds	$410,203	$410,203	$—	$—
Equity Funds	35,465	35,465	—	—
Fixed Income Funds	16,059	16,059	—	—
International Funds	1,178	1,178	—	—
Money Market Funds	114	114	—	—

Total Investments in Registered Investment Company Funds	463,019	463,019	—	—
Investments in Common Commingled Trust Funds	90,580	—	90,580	—
DaVita HealthCare Partners Inc. Common Stock Fund	35,713	35,713	—	—

Total investments	$589,312	$498,732	$90,580	$—

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011- (continued)

The investments in registered investment company funds are recorded at fair value based upon quoted market prices as reported by each investment fund.

Investments in the common commingled trust fund are recorded at fair value and adjusted to contract value. See (2)(c) under Summary of Significant Accounting Policies for further discussions.

DaVita HealthCare Partners Inc. Common Stock Fund is recorded at fair value based upon quoted market prices as reported by the New York Stock Exchange. See (2)(c) under Summary of Significant Accounting Policies for further discussion.

The methods used for determining fair value may not be reflective of the actual values that will be received upon settlement of the securities due to fluctuations in the market. However, the Plan believes the methods used to measure the fair value of its assets are appropriate and are based upon relevant market factors such as quoted prices or observable market inputs. The use of different methods or assumptions could result in a different fair value measurement at the reporting date.

(8)	Reconciliation of Plan Financial Statements to the Form 5500

The following is a reconciliation of the financial statements to the Form 5500 at December 31, 2012 and 2011:

	2012	2011
Total additions:
Total additions per financial statements	$207,640	$69,346
Plus: adjustments from the difference in contract value to fair value for fully benefit-responsive investment contracts	727	3,159

Total additions per form 5500	208,367	72,505

Net assets available for benefits:
Net assets available for benefits per financial statements	$801,996	$617,446
Plus: adjustments from contract value to fair value for fully benefit-responsive investment contracts	3,886	3,159

Net assets available for benefits per form 5500	805,882	620,605

(9)	Subsequent Event

Subsequent events have been evaluated through the date the financial statements were issued and have included all necessary disclosures.

DAVITA INC. RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Cash and cash equivalents		$57
Common Commingled Trust Funds:
*T. Rowe Price	T. Rowe Price Stable Value Fund Sch N	94,276
Registered Investment Company Funds:
*T. Rowe Price	T. Rowe Price Retirement 2020 Fund	115,397
*T. Rowe Price	T. Rowe Price Retirement 2025 Fund	90,176
*T. Rowe Price	T. Rowe Price Retirement 2030 Fund	83,673
*T. Rowe Price	T. Rowe Price Retirement 2015 Fund	68,636
*T. Rowe Price	T. Rowe Price Retirement 2035 Fund	72,835
*T. Rowe Price	T. Rowe Price Retirement 2040 Fund	49,340
*T. Rowe Price	T. Rowe Price Retirement 2010 Fund	24,048
*T. Rowe Price	T. Rowe Price Retirement 2045 Fund	21,362
Pimco	Pimco Total Return Fund	16,897
Fidelity	Fidelity Contrafund	11,742
Vanguard	Vanguard 500 Index Fund	10,145
*T. Rowe Price	T. Rowe Price Retirement 2005 Fund	4,811
Fidelity	Fidelity Low-Priced Stock Fund	5,811
*T. Rowe Price	T. Rowe Price Retirement 2050 Fund	9,748
*T. Rowe Price	T. Rowe Price High Yield Fund	4,495
American Funds	American Funds Europac Growth Fund	5,042
*T. Rowe Price	Equity Income Fund	4,546
Baron	Baron Small Cap Fund	4,112
Artisan	Artisan Mid Cap Value Fund	4,348
American Century	American Century Heritage Ins Fund	3,835
*T. Rowe Price	Retirement Income Fund	2,607
RS	RS Partners Fund	3,623
Pimco	Pimco Mortgage-Backed Sec Int Fund	2,085
Putnam	Putnam International Capital Opportunities Fund	2,028
*T. Rowe Price	T. Rowe Price Retirement 2055 Fund	1,867
*T. Rowe Price	Prime Reserve Fund	110
Common Stock:
*DaVita HealthCare Partners Inc.	DaVita HealthCare Partners Inc. Common Stock Fund	51,421
*Participant loans	3.25%—10.50% maturing through December 2038	37,258

	Total	$806,331

*	Represents a party-in-interest

See accompanying report of independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVITA INC.
RETIREMENT SAVINGS PLAN

By:	/s/ Cynthia Baxter
Cynthia Baxter
Designated Representative of the Plan Administrator

Date: June 13, 2013